Great American Life Insurance Company
Karen M. McLaughlin
Divisional Assistant Vice President
301 East Fourth Street
Cincinnati OH 45202

May 10, 2016

VIA EMAIL AND EDGAR

Commissioners
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-8629

Re: Great American Life Insurance Company
Post-Effective Amendment No.1 to Registration Statement on Form S-1
File No. 333-207914

Commissioners:

On May 10, 2016, the above-referenced post-effective amendment was submitted incorrectly under form type S‑1/A. Therefore, we are filing this letter, pursuant to Rule 477 under the Securities Act of 1933, as amended, and under form type AW, to request the withdrawal of the above-mentioned filing. The above-referenced post-effective amendment will be refiled correctly under form type POS AM.

If you have any questions regarding this withdrawal request, please contact the undersigned at 513‑412‑1465.

Sincerely,

/s/ Karen M. McLaughlin
Karen M. McLaughlin